UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                ELDERWATCH, INC.
                                (Name of Issuer)


                    Shares of Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   284583 10 1
                                 (CUSIP Number)


                            David Lubin & Associates
                            26 East Hawthorne Avenue
                             Valley Stream, NY 11580
                            Telephone: (516) 284-1740
                            Facsimile: (516) 908-5280
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 24, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 284583 10 1
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   Eurospark S.A.
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                  (a) [__] (b) [__]
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3. SEC Use Only
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4. Source of Funds (See Instructions) WC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)
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6.  Citizenship or Place of Organization:
    Belgium
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Number of                           7. Sole Voting Power
Shares Beneficially                         -140,000-
Owned    By Each                    8. Shared Voting Power
Reporting                                   -560,000-
Person                              9. Sole Dispositive Power
                                            -140,000-
                                   10. Shared Dispositive Power
                                            -560,000-
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    700,000 shares of common stock
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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13. Percent of Class Represented by Amount in Row (11)
    8.9% of the issued and outstanding shares of common stock
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14. Type of Reporting Person (See Instructions) CO - corporation
--------------------------------------------------------------------------------

Item 1. Security and Issuer

      This statement relates to the common stock , $0.001 par value, of Elderwatch Inc, a Florida Corporation ("the issuer").

      The principal offices of the issuer are located at 11731 Briarwood Circle, #1, Boynton Beach, FL 33457.

Item 2.  Identity and Background

      (a) The name of the person filing this statement is Eurospark S.A. (the "Reporting Person").

      (b) The Reporting Person is a corporation organized under the laws of Belgium.

      The address of the principal office of the Reporting Person is Avenue Louise 109, Brussels 1050, Belgium. The following persons, whose business address is the address of the principal office of the Reporting Person, are the Reporting Person's officers, directors, and controlling persons:

    Directors:
         Mirra Berim
         Igor Kerez
         Alexander Turkot
         Lev Zaidenberg

    Officers:
         Lev Zaidenberg - Administrateur Delegue
         Igor Kerez - Administrateur
    ----------.

      (c) The principal business of the Reporting Person is investments and hi-tech initiatives.

      (d) None of the Reporting Person or its directors, officers, or controlling persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

      (e) During the last five years, none of the Reporting Person or its directors or officers, or controlling persons has been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction nor has any of them been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Igor Kerez is a citizen of Israel, Mr. Lev Zaidenberg is a resident of Belgium, citizen of Israel, Mrs. Mirra Berim is a citizen of the Russian Federation, Mr. Alexander Turkot is an Israeli citizen.

Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person paid $45,174 for the purchase of the shares described in
Item 4 below. The source of the funds used in making such purchase was the working capital of the Reporting Persons.

Item 4. Purpose of Transaction

On May 24, 2006, the Reporting Person purchased 700,000 shares (representing 8.93%) of the issued and outstanding shares of common stock of the issuer from Allan Weiss, the principal shareholder and President and Chief Executive Officer of the issuer. Such purchase was made pursuant to a Purchase and Sale Agreement, dated May 24, 2006, which provided, among other things, for the sale by Allan Weiss of 4,537,500 shares (representing an aggregate of 58%) of the common stock of the issuer to twenty three buyers listed in such Purchase and Sale Agreement, including the Reporting Person. The Reporting Person engaged in such transaction for the purpose of becoming a shareholder of the issuer so that the Reporting Person may share in the profits generated by the issuer. The Reporting Person also has investments in some clean energy projects and intends to recommend to the issuer to become a partner in these projects.

Item 5. Interest in Securities of the Issuer

      (a) As of the date hereof, the issuer has 7,837,500 issued and outstanding shares of common stock. The Reporting Person owns 700,000 shares (representing 8.93%) of the issued and outstanding common stock of the Issuer

      (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 140,000 out of the shares reported above in this Item 5. The Reporting Person and Mr. Jean Marc Broux have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 560,000 out of the shares reported above in this Item 5. Mr. Jean Marc Broux is a citizen of France and his business address is 1, pl Gare 59230 Rosult - FRANCE His present principal occupation is manager of MoreGasTech SARL, a company that provides storage and transportation systems for high-pressure gases and performs testing and maintenance of high-pressure gas-storage systems. .

      Mr. Broux has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years. During the last five years Mr. Broux has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction and has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (c) Neither the Reporting Person nor Jean Marc Broux has been involved in any other transaction related to Issuer.

      (d) The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 140,000 of the shares reported above in this Item 5, and Mr. Jean Marc Broux has the said rights on 560,000 shares.

      (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is managing the shares in favour of Mr. Jean Marc Broux

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 Purchase and Sale Agreement, dated May 24, 2006, between Allan Weiss and twenty three unaffiliated foreign persons and entities.

                                    SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Date: June 22, 2006

                                                 Eurospark S.A.

                                                 By:      _____________________
                                                 Name:    Ela Kurkovsky
                                                 Title:   Secretary